Exhibit 99.1

MOUNTAIN PROVINCE DIAMONDS INC.

NOTICE OF ANNUAL GENERAL & SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual & special general meeting (the “Meeting”) of the shareholders of Mountain Province Diamonds Inc. (“Mountain Province”, the “Corporation”) will be held at Terminal City Club, 837 Hastings Street West, Vancouver, British Columbia V6C 1B6, on Tuesday April 4, 2017 at 2:00 p.m. (Vancouver time) for the following purposes:

(a)	to receive and consider the consolidated audited financial statements of Mountain Province for the year ended December 31, 2016, together with the report of the auditors thereon;
(b)	to consider and, if thought advisable, to set by special resolution the number of directors of the Company for the ensuing year at seven (7);
(c)	to elect directors for the ensuing year; and
(d)	to re-appoint the auditors of Mountain Province and to authorize the directors of Mountain Province to fix the auditors’ remuneration;
(e)	to consider and, if thought advisable, to authorize by special resolution the directors of Mountain Province to determine by resolution of the board the number of directors of the Corporation, subject to the Articles of the Corporation; and
(f)	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

This notice of meeting is accompanied by a form of proxy, the management information circular, and a supplemental mailing list form. The directors of Mountain Province have fixed the close of business on February 28, 2017 as the record date for the determination of the shareholders of the Corporation entitled to receive notice of the Meeting.

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and send the enclosed form of proxy to Computershare Investor Services Inc. so that as large a representation as possible may be had at the meeting.

DATED at Toronto, Ontario this 28th day of February, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

“Patrick Evans”

__________________________________________

Patrick Evans

President and Chief Executive Officer